

Scott Seidewitz · 2nd

Business Leader, Innovator and Contrarian

Las Vegas, Nevada · 500+ connections · **Contact info**

 **Resolution 8 Techno**
Inc.

 **MIT Sloan School of**
Management

Featured



Insight-Driven Growth

The Seidewitz Group
Capabilities Deck

Insight-Driven Growth: The Seidewitz Group

The Seidewitz Group helps companies drive growth by p
business strategy and sound science at the heart of rese
Using insights as the foundation, we guide your team thr
collaborative processes to produce strategies that delive

Experience



Chief Executive Officer

Resolution 8 Technologies, Inc. · Full-time
Jan 2019 – Present · 1 yr 6 mos
Los Altos, California, United States

Resolution 8 Technologies is developing the next generation of AI-based online dispute
resolution technology. Our team includes C-Suite from LegalZoom, high-profile attorneys,
successful entrepreneurs and a high-performance development team located nearshore in

Argentina. Our first application will redefine the $28B US divorce market, with future applications to any market where relational disputes arise.



Principal

The Seidewitz Group

Mar 2001 – Present · 19 yrs 4 mos

New York, Las Vegas

For more than 18 years, The Seidewitz Group has challenged the conventional market research wisdom. Bringing the perspective of seasoned business leaders to the research field, we help companies avoid market research practices that often inhibit rather than promote innovation and growth. Through thought leadership, science-based methodologies and insight ...see mor

VP, Client Services & Strategic Planning

Powers & Associates

Mar 1999 – Mar 2001 · 2 yrs 1 mo

Candidate for Public Office

Citizens for Seidewitz Committee

Jul 1998 – Nov 1999 · 1 yr 5 mos



Brand Management

Procter & Gamble

Jun 1992 – Jul 1998 · 6 yrs 2 mos

Cincinnati, OH

Health Care Sector. Worked on the launches of Aleve and ThermaCare. Developed consumer research and brand strategy methodologies that redefined P&G's marketing of OTC products t health care professionals. Approach was implemented throughout the Health Care Sector.

Education



MIT Sloan School of Management

MBA, Marketing, Corporate Strategy

1990 – 1992

Activities and Societies: Founder, Sloan Business Ethics Group; Volunteer, Sloan Volunteer Consulting Group; Board Member and Treasurer, Cambridge Food Cooperative; Member, Coalition Against Apartheid

Awarding Martin Trust Community Fellowship for academic achievement and community service



University of Virginia

BA, Economics

1982 – 1986

Activities and Societies: President, Theta Delta Chi fraternity



